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                            [ATS Medical Letterhead]

                                February 12, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:   ATS Medical, Inc.
           Registration Statement on Form S-3
           SEC File No. 333-129521

Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of ATS Medical, Inc. (the "Registrant"), hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Washington, D.C. time, on Tuesday, February 13, 2007, or as soon thereafter as practicable.

     The Registrant acknowledges that: (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,


                                        /s/ Michael R. Kramer
                                        ----------------------------------------
                                        Michael R. Kramer
                                        Senior Director of Finance